

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2009

<u>Via Facsimile 626-585-5929 and U.S. Mail</u>
Christopher Davies, Esq.
Everest Properties II, LLC
199 s. Los Robles Ave;, Suite 200
Pasedena, CA 91101

> **Re: Concord Milestone Plus, L.P.**
> **Preliminary Consent Solicitation on Schedule 14A**
> **Filed May 22, 2009 by Everest Properties, LLC and Everest**
> **Management, LLC**
> **File No. 1-16757**
>
> **Schedule 13G filed May 5, 2000 filed by KM Investments, LLC**
> **Stephen Feinberg and W. Robert Kohorst**
> **File No. 5-40562**

Dear Mr. Davies:

    We have conducted a limited review of the filings listed above and have the following comments. The scope of our review is limited to the matters identified in our comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

PREN 14A filed May 22, 2009

General

1.   Revise the first page of the consent solicitation to clearly mark it as a "Preliminary Copy." Refer to Rule 14a-6(e)(1).

2.   Please explain to us why you have not included Everest Properties II, LLC as a participant in the solicitation. Disclosure in the Form 10-K for the fiscal year ended December 31, 2008 that was filed by the company indicates that Everest Properties II, LLC has voting and investment control of units owned by Everest Properties, LLC and Everest Management, LLC.   Similarly, advise us of the consideration given to whether Millenium Management, LLC is a participant in the solicitation. Refer to Instruction 3 to Item 4(b) of Schedule 14A.

3.   Describe the provisions of the partnership's governing instruments and state law, if applicable, which you believe permit you to solicit for consents. Describe any steps you have taken to comply with these provisions. Also, supplementally provide us with a copy of the partnership agreement.

4.   Please explain to us, with a view toward revised disclosure, the procedure by which consents must be delivered before being deemed effective under the relevant provisions of the partnership agreement and state law.   Further, advise us of the authority upon which you rely to impose a date and time limitation on the receipt of consents.

5.   Please refer to your disclosure on page 2. Clarify the "necessary requirements" that must be complied with in order for a successor general partner to be admitted.

6.   Rule 14a-4(a)(3) requires that the form of proxy "identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters." In that regard, we note that consents solicited to remove the general partner will also result in the appointment of a successor general partner, Millenium Management, LLC. Consistent with the requirements of Rule 14a-4(a)(3), please unbundle the solicitation regarding the removal of the general partner from the solicitation to appoint Millenium as the new general partner or advise us of why this is not necessary. See Division of Corporation Finance, Manual Of Telephone Interpretations, Fifth Supplement. Please make corresponding revisions to the Schedule 14A as appropriate.

Cover Letter

7.   You assert that the general partner failed to take advantage of "historically high

prices that were recently available for real estate." Clarify the timeframe or period that you are referencing using specific dates to provide further context to your statement. Further, provide support for the assertion that during this time, sales prices for the company's properties would have yielded historically high returns.

8. Avoid statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Rule 14a-9. In this regard, please revise to delete or provide a sufficient basis for your assertion throughout the consent solicitation that the general partner is "more concerned with preserving its management fees than serving the best interests of the Unit Holders..."

9. Revise to provide further context to disclosure you provide describing Milestone's business. For example, you disclose that Milestone's website indicates that Milestone manages 28 properties yet the website also indicates that Milestone specializes in ownership and management of properties (emphasis added). To the extent you wish to characterize the business of Milestone, please ensure you provide a complete and accurate description. Refer to Rule 14a-9(a).

10. Your disclosure throughout implies that the general partner is reluctant to liquidate the partnership's assets because it is collecting the management fees by its affiliate, Milestone Properties, Inc. However, based on the amount of fees collected during 2008 and the fact that Milestone appears to manage and collect fees from other properties, it is not apparent that Milestone necessarily is dependent on the management fees collected from the company to the extent your disclosure implies. Please revise your disclosure accordingly or provide further support for your assertions.

11. Please see our prior comment. Please revise to acknowledge that there may be other reasons (i.e. other than a desire to collect management fees) why the general partner has not liquidated the partnership.

Proposal and Supporting Statement, page 3

"Why remove the general partner…," page 3

12. You disclose that the "Partnership is holding over $1 million in cash or cash equivalents…" You further discuss the decision made by the general partner to not distribute the proceeds of the sale of the Green Valley Property to unitholders. Your disclosure could be read to imply that the general partner is not distributing cash distributions to unitholders. Please revise to provide the appropriate context for your statements. We note, for example, recent cash distributions to Class A unitholders consisting of $247,500 as disclosed in the most recently filed Form

10-K.

13.   You disclose the intention of Millenium to market each property for sale immediately and to liquidate the partnership's remaining assets. You appear to present this as an alternative to the current status quo. To enable unitholders to assess the alternative you are proposing, clarify why you believe that a sale of the partnership's assets at this time is a better course of action than the current actions being taken by the current general partner.

"Why should unit Holders expect Millenium to do better…," page 3

14.   Clarify the statement that you would distribute "as much cash as possible". Also, please include an explanation of any relevant provisions of the partnership document that limit the amount of cash unitholders may receive based on their status as limited partners and based on whether they are Class A or Class B unitholders.

15.   You imply that Millenium would avoid a conflict of interest by using independent professional property managers. This however, does not appear to resolve the fact that a conflict of interest could be deemed to exist due to the general partner's ability to collect management fees. We note disclosure on page 5 that indicates that Millenium would collect management and administrative fees should it become the successor general partner. Please revise to explain why this would not present a similar conflict of interest.

16.   Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Provide us with support for the following non-exhaustive list of statements you make:

•   "[w]e believe Milestone squandered the opportunity to liquidate during a strong market…";

•   "the current general partner has a major conflict of interest regarding the liquidation of the partnership…"; and,

•   "Millenium believes…that the management and administrative fees charged by Milestone are significantly higher than Millenium would expect for the Partnership's properties…" (emphasis added).

        Where the basis of support is other documents such as the reports and articles you cite to in footnotes, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

Admission of Successor General Partner, page 5

17.   Please revise to specify the other "material impairments" that would constitute a material adverse change which would preclude Millenium from being a successor general partner.

18.   With a view towards revised disclosure, advise us of the consequences to unitholders and the partnership in the event that the required majority of consents are received but Millenium has also exercised its right to withdraw before admission as the successor general partner.

Information Concerning the Participants and the Proposed New General Partner, page 8

19.   Given your disclosure throughout the consent solicitation regarding the substantial experience that Millenium personnel have in managing properties, please further supplement the biographical information provided with respect to the executive officers and directors of Everest Properties and Millenium.

Voting Procedures for Unit Holders, page 6

20.   It appears that you intend to solicit consents via mail, telephonically, through telefax, email, and advertisements. Revise to specify whether you will also solicit via the Internet. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

21.   Please confirm that you will post your solicitation materials on a specified, publicly-accessible Internet Web site (other than the Commission's EDGAR Web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials. Refer to Release 34-56135 available at http://www.sec.gov/rules/final/2007/34-56135.pdf.

Completion Instructions, page 7

22.   We noticed you have requested that consents be delivered to Everest. Please disclose the method by which the consents will be counted, or advise. Refer to Item 21(b) of Schedule 14A.

Schedule 13G filed May 5, 2000

23.   We refer you to Regulation 13D-G. Everest and related affiliates appear to have
        been filing parties with respect to the Schedule 13G filed on May 5, 2000. We
        refer you to Rule 13d-2. Please explain to us why no amendments appear to have
        been made since that time.

Closing Comments

        As appropriate, please amend your filing and promptly respond to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the participants are in
possession of all facts relating to the participants' disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the participants acknowledging that:

   ·   the participants are responsible for the adequacy and accuracy of the disclosure in
        the filing;

   ·   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filing; and

   ·   the participants may not assert staff comments as a defense in any proceeding
        initiated by the Commission or any person under the federal securities laws of the
        United States.

        In addition, please be advised that the Division of Enforcement has access
   to all information you provide to the staff of the Division of Corporation Finance in
   our review of your filing or in response to our comments on your filing.

        Please direct any questions to me at (202) 551-3757 or, in my absence, to
Nicholas Panos, Senior Special Counsel, at (202) 551-3266. You may also contact me
via facsimile at (202) 772-9203. Please send all correspondence to us at the following

ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions